UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM N-8B-2

                                FILE NO. 811-2754

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940



                          VAN KAMPEN UNIT TRUSTS SERIES
                                       AND
                  VAN KAMPEN UNIT TRUSTS, TAXABLE INCOME SERIES
              (and Subsequent Trusts and Similar Series of Trusts)



              Not the Issuer of Periodic Payment Plan Certificates



I.   ORGANIZATION AND GENERAL INFORMATION

     1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

              Van Kampen Unit Trusts Series and Van Kampen Unit Trusts, Taxable Income Series

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

              Van Kampen Funds Inc. ("Depositor") 1221 Avenue of the Americas New York, New York 10020

              Internal Revenue Service Employer Identification Number is:
              36-2811402

     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

              Van Kampen Funds Inc. 1221 Avenue of the Americas New York, New York 10020

              Internal Revenue Service Employer Identification Number is:
              36-2811402

     7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.


              Former Name                        Approximate Date of Change
---------------------------------------     ------------------------------------
Investors' Corporate Income Trust           January 2, 2004


III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

     Companies Owning Securities of Depositor

     29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

               As at January 2, 2004

               Ownership of all securities of the depositor

               Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc. which is a wholly owned subsidiary of MSAM Holdings II, Inc., which is a wholly owned subsidiary of Morgan Stanley, a publicly traded company.


                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, VAN KAMPEN FUNDS INC., depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of New York, and State of New York on the 6th day of January, 2004.

                                           VAN KAMPEN UNIT TRUSTS SERIES AND VAN
                                              KAMPEN UNIT TRUSTS, TAXABLE INCOME
                                              SERIES (AND SUBSEQUENT TRUSTS AND
                                              SIMILAR SERIES OF TRUSTS)

                                           BY VAN KAMPEN FUNDS INC., Depositor

                                           BY /s/ DOMINICK COGLIANDRO
                                           ----------------------------

                                           Title    Executive Director
                                           ----------------------------